Exhibit 99.1

Media Release

Rio Tinto board changes

11 February 2015

Lord Kerr and Michael Fitzpatrick, non-executive directors of Rio Tinto, will be retiring from the board this year.

They will not seek re-election as non-executive directors of Rio Tinto plc and Rio Tinto Limited and will retire from the board at the conclusion of the Rio Tinto Limited annual general meeting in Perth on 7 May 2015.

Rio Tinto chairman Jan du Plessis said "I am very grateful to John and Mike for their immense contribution to Rio Tinto over many years. They have both provided tremendous support during their tenure. I wish them well for the future."

Note to editors:

For the purposes of section 430(2B) of the Companies Act 2006, Lord Kerr and Michael Fitzpatrick will receive their pro-rata entitlement to non-executive director fees for the month of May 2015. No payments for loss of office will be made to either of them.

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